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04036391

August 12, 2004

**File Number 82-5126**

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. English version of the following document lodged for entry in the Florence Companies Register:

1. Modification of the Company share capital dated 22 July, 2004.

B. English versions of the following press release:

1. Notification of the sale and acquisition of shares of the Company for the period January – July 2004.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

Arturo Meglio

AM:am

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

# BANCA CR FIRENZE

## MODIFICATION OF THE COMPANY SHARE CAPITAL

Comunichiamo la nuova composizione del capitale sociale a seguito della deliberazione del Consiglio di Amministrazione che, avvalendosi della facoltà concessa dallo statuto sociale, ha disposto l'aumento dello stesso con assegnazione a titolo gratuito di azioni ai dipendenti della società. L'operazione, deliberata il 14 giugno 2004, è stata completata con l'emissione e l'assegnazione delle azioni il 14 luglio 2004.

Attestations pursuant to Article 2444 of the Italian Civil Code were lodged for entry in the Florence Companies Register on July 22nd, 2004.

| | **PRESENT SHARE CAPITAL** | | | **PREVIOUS SHARE CAPITAL** | | |
|---|---|---|---|---|---|---|
| | *Euro* | *Number of shares* | *Face Value* | *Euro* | *Number of shares* | *Face Value* |
| Total *of which* | 646,733,864.55 | 1,134,620,815 | 0.57 | 645,933,310.95 | 1,133,216,335 | 0.57 |
| Ordinary Shares *(full entitlement) Coupon n° 5* | 646,733,864.55 | 1,134,620,815 | 0.57 | 645,933,310.95 | 1,133,216,335 | 0.57 |

Florence, July 22nd, 2004

**BANCA CR FIRENZE**

**File Number 82-5126**
**Attachment: B1**

## ACQUISITION/SALE OF TREASURY STOCK - JANUARY - JULY 2004

| JANUARY 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 112,000 | 73 |
| Milan | S | 91,000 | 74 |

| FEBRUARY 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 43,674 | 50 |
| Milan | S | 94,674 | 91 |
| | CR PISTOIA - Company of the Group | | |
| Milan | A | ----- | ------ |
| Milan | S | 24,000 | 13 |

| MARCH 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 167,500 | 102 |
| Milan | S | 130,600 | 96 |

| APRIL 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 99,100 | 57 |
| Milan | S | 146,000 | 85 |

| MAY 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 117,483 | 101 |
| Milan | S | 110,183 | 76 |

| JUNE 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 135,206 | 76 |
| Milan | S | 132,506 | 104 |

| JULY 2004 - Banca CR Firenze (Parent company) | | | |
|---|---|---|---|
| Market | Acquisition/Sale | No. of shares | No. of transactions |
| Milan | A | 1,171,576 | 567 |
| Milan | S | 646,356 | 210 |